Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated April 15, 2015, with respect to the consolidated balance sheets of Amaru, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated April 15, 2015 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations and has limited cash resources, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Wei, Wei & Co. LLP

Flushing, New York

October 12, 2015